ARP 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003020

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 047931

RECEIVED FEB 27 2002 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harmonic Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Trevor Gibson 212-826-6655
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name — *if individual, state last, first, middle name*)

100 Quentin Rocsevelt Blvd.	Garden City	NY	11530
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/28/02

OATH OR AFFIRMATION

I, Gordon Trevor Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harmonic Research, Inc., as of December 31, 2001, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

ALEXANDER T. SIMONDS
Notary Public, State of New York
No. 01SI6042868
Qualified in Nassau County
Commission Expires June 05, 2002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au
- X (o) Independent Auditors' Report

***[illegible] confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NOTARY
PUBLIC

HARMONIC RESEARCH, INC.

TABLE OF CONTENTS



100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Harmonic Research, Inc.:

We have audited the accompanying balance sheet of Harmonic Research, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Harmonic Research, Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.

Janover Rubinroit, LLC

February 15, 2002

HARMONIC RESEARCH, INC.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 153,002
Securities owned	227,382
Receivable from brokers	235,869
Fixed assets, net of accumulated depreciation of $57,288	46,265
Note receivable - shareholder/officer	500,000
Bridge note receivable - related party	100,000
Investment - related party	125,000
Prepaid expenses and other assets	66,098
Total assets	$ 1,453,616

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 47,122
Securities sold, not yet purchased - equities	96,301
Security deposit payable	5,000
	148,423
Commitments and contingencies	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	610,130
Retained earnings	694,963
	1,305,193
Total liabilities and shareholders' equity	$ 1,453,616

The accompanying notes are an integral part of the financial statements.

HARMONIC RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Harmonic Research, Inc. ("HRI" or the "Company") is a New York corporation that was formed on March 26, 1984. Effective March 25, 1997, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is primarily comprised of agency commission transactions and providing investment banking services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. These fixed assets and their useful lives are as follows:

	Amount	Useful Life
Furniture and fixtures	$ 81,721	5 years
Computer equipment	21,832	5 years
	103,553	
Less accumulated depreciation	(57,288)	
	$ 46,265	

Revenue and expense recognition

The Company records commission revenue and related expenses on a trade date basis.

The Company records consulting revenue as it achieves certain performance thresholds required under agreements.

Trading gains and losses, which are composed of both realized and unrealized, are generally presented net. They are measured by the difference between the acquisition cost and the selling price or current market or fair value, of the positions sold or held by the Company, during the year.

Income taxes

No provision has been made for federal income taxes. The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's shareholders include the operations of the Company in their individual income tax returns. A provision has been made for income taxes in New York City which does not recognize S Corporation status and New York State which has a minimum tax for S Corporations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a securities broker/dealer, the Company engaged in various trading and brokerage activities on a principal and agency basis. As a non-clearing broker, the Company has its securities and customers' transactions cleared through other broker dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at a clearing broker and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized. In addition, the Company had deposits that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.

NOTE 4 - SECURITIES OWNED:

Securities owned and when applicable, securities sold, not yet purchased are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

The following are the positions held by the Company as of December 31, 2001:

	Cost	Market Value
***Securities owned*:**		
Equities:		
Urethane Technologies, Inc. 18,000 shares of Common Stock	$ 18	$ 2
Vital Living Products, Inc. 1,000 shares of Common Stock	750	90
Money Market Funds:		
Kemper money market portfolio	227,290	227,290
	$ 228,058	$ 227,382

NOTE 4 - SECURITIES OWNED: (Continued)

Securities sold, not yet purchased:

Equities:		
Amazon.com, Inc. 3,200 shares of Common Stock	$ 33,760	$ 34,624
Invision Technologies, Inc. 1,000 shares of Common Stock	32,260	29,790
Overture Services, Inc 900 shares of Common Stock.	31,710	31,887
	$ 97,730	$ 96,301

NOTE 5 - NOTE RECEIVABLE - SHAREHOLDER/OFFICER:

During 2000, the Company made a loan to its sole shareholder, Mason Sexton. Interest is compounded annually at the minimum rate required under the Internal Revenue Code, of 5.53%. Principal and unpaid interest are due August 1, 2005. However, maker of the note shall have the right to prepay any portion of the unpaid principal and/or accrued interest, at any time, without penalty. At December 31, 2001, the balance of the note and accrued interest were $500,000 and $37,436, respectively.

NOTE 6 - BRIDGE NOTE RECEIVABLE - RELATED PARTY

The Company paid $100,000 to a related party, Ultra Fast Optical Systems, Inc. ("UFOS"), on April 23, 2001 in exchange for a bridge note. Interest is compounded annually at the rate of 12%. Principal and unpaid interest are due April 23, 2002. Per terms of the agreement, since the note plus accrued interest was not fully prepaid by September 1, 2001, the Company received warrants to purchase 15,000 shares of common stock, per $100,000 note held, with the exercise price being the same as such prices set forth for share of common stock of the Company in the Common Stock Purchase Warrant Certificate dated the same date as the note, which as of the date of this report, is approximately $2.00 per share. As of December 31, 2001, the Company has not exercised these warrants and no value has been attributable to them. At December 31, 2001, the balance of the note and the accrued interest were $100,000 and $8,286, respectively.

See also Note 10, for Related Party Transactions and Note 12, for Subsequent Event.

NOTE 7 - INVESTMENT - RELATED PARTY:

The investment consists of 1,112,500 shares, approximately 6% of the shares of Ultra Fast Optical Systems, Inc., ("UFOS") a non-public company with exclusive rights to a patent portfolio in optical switching technology, and is accounted for under the cost method. In addition, the sole shareholder of HRI is the majority shareholder of this company.

See also Note 10, for Related Party Transactions.

NOTE 8 - NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2001, the Company had regulatory net capital of $447,059, which was $347,059 in excess of its required minimum regulatory net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .12:1.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Lease

The Company moved it's office to a new location during 2001 and entered into a lease agreement where it subleases office space. The sublease commenced on April 27, 2001, with rent commencing on June 1, 2001, of $24,591.66 per month. The sublease does not call for rent escalations and the sublease terminates on June 28, 2004.

The Company is subleasing a portion of its office space to another company for $5,000 per month. The rent income is netted with rent expense. Rent expense for the year ended December 31, 2001 was approximately $263,000.

In lieu of paying cash for the security deposit for the new office space, the Company delivered to the landlord an irrevocable letter of credit in the amount of $98,367, with an expiration date of June 30, 2004.

NOTE 10 - RELATED PARTY TRANSACTIONS:

The Company receives reimbursements from UFOS for overhead expenses. At December 31, 2001, this amount was $100,960. The Company and various related parties, collectively, own 89% of UFOS.

Management represents that all transactions are made at arms-length.

NOTE 11 - EMPLOYEE RETIREMENT PLANS:

In October 1987, the Company adopted a Profit Sharing Plan and a Money Purchase Pension Plan (the "Plans") under Section 401 of the Internal Revenue Code, to provide all qualified employees of these entities with retirement benefits. Presently, the Company pays the administrative costs of the Plans. It is the opinion of management that the Plans are in compliance with all ERISA regulations. All contributions made to the plans are discretionary. No contributions were made to the Plans during the year ended December 31, 2001.

NOTE 12 - SUBSEQUENT EVENT:

Per the terms of the bridge note agreement with UFOS (see Note 6), since the note plus accrued interest was not fully prepaid by January 15, 2002, the Company received warrants to purchase an additional 15,000 shares of common stock, per $100,000 note held, with an exercise price of that as mentioned in Note 6.

HARMONIC RESEARCH, INC.

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2001